EXHIBIT 10.1
PRIVATE AND CONFIDENTIAL
June 13, 2005
Mr. Ash Bhardwaj
President, Design & ODM Services
Flextronics International USA, Inc.
2090 Fortune Drive
San Jose, CA 95131
Dear Ash:
The purpose of this letter is to set forth our proposed terms for the acquisition (the "Acquisition”) of the assets of the mixed signal, peripheral imaging components (“PIC”), and digital businesses (the “Acquired Businesses”) of Flextronics Semiconductor, Inc. (“FSI”) from FSI or Flextronics International USA, Inc. (“Flextronics”) by AMIS Holdings, Inc. or one of its wholly owned subsidiaries (the “Acquiror”). This is a binding offer to acquire the Acquired Businesses on the terms set forth below. This offer will expire at 5:00 p.m. pacific time on June 14, 2005 unless Acquiror receives a copy of this letter signed by you in the space provided below before that time. We understand that neither FSI nor Flextronics has any obligation to accept this offer. However, should FSI or Flextronics accept this offer by signing this letter and returning it to Acquiror by the deadline stated above, then Acquiror, FSI and Flextronics shall be bound by the terms of this letter.
1. Acquisition Consideration and Structure. Acquiror shall purchase from FSI or Flextronics and FSI or Flextronics shall sell to Acquiror the assets of the Acquired Businesses for the sum of US$135,000,000 (the “Acquisition Consideration”). This would include Acquiror’s assumption of the Software License Agreement between FSI and Magma Design Automation, Inc., dated September 29, 2001, as amended as of March 31, 2005. It is anticipated that the closing would occur before the end of July 2005. The Acquisition Consideration will be in the form of cash and will be financed, at the Acquiror’s discretion, by 1) existing cash and use of a revolving credit facility, 2) new financing in the form of a bank loan or through the sale of a convertible bond offering, or 3) a combination of the above. Contingencies to closing the transaction include the following: receipt of any required governmental approvals, receipt of any required third party consents (including any consents required under material contracts as agreed by the parties), receipt by Acquiror of audited financial statements of the Acquired Businesses for the fiscal year ending March 31, 2005, and agreement by Acquiror, FSI and Flextronics to the terms of an Asset
2300 Buckskin Road
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Purchase Agreement which shall be negotiated in good faith by the parties. Acquiror represents that it has obtained approval for this transaction from its Board of Directors.
2. Acquisition Consideration Assumptions.
a)	Completion of Due Diligence. Upon signing this letter, FSI and Flextronics shall make available to Acquiror (without redaction) the following materials, the content of which shall not have any effect upon the Acquisition Consideration or the contingencies to closing:
(i)	Full and complete information as to the product design and order pipeline for each of the Acquired Businesses, including, but not limited to, all contracts, purchase orders, quotations, statements of work, and other documents describing such designs and orders, and margin in formation for each customer and product for the actual and forecasted revenue of the Acquired Businesses.

(ii)	Copies of all material contracts and purchase orders with suppliers to the Acquired Businesses including, but not limited to, contracts and purchase orders with EDA tool vendors and contracts and amendments previously withheld. This shall also include contracts between such suppliers and Flextronics International or one or more of its subsidiaries or related companies under which services, supplies or tools are provided to the Acquired Businesses.

(iii)	Copies of all material contracts and other documents relating to the intellectual property licensed by or to the Acquired Businesses including, but not limited to, any contract(s) with eASIC. FSI and Flextronics represent that the contract(s) with eASIC require the written approval of eASIC prior to disclosure to Acquiror. FSI, Flextronics and Acquiror shall work together to obtain this approval from eASIC. The material contracts and other documents referenced herein include any contracts with Flextronics International or one or more of its subsidiaries or related companies relating to intellectual property used or developed by the Acquired Businesses.

(iv)	Complete records showing the name, level, job position, location, salary, applicable severance policy or plan (if any) and any other information necessary to calculate the severance pay that each employee of the Acquired Businesses would be entitled to receive if his or her employment with FSI were to be terminated by FSI at or around the time of closing.

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b)	Transition Costs. Each party will bear its own costs associated with the transaction and the transition. FSI and Flextronics will fully cooperate with Acquiror in making the transition as smooth and efficient as possible.

c)	Liabilities Related to the Pre-Closing Conduct of the Business. In general, all revenues, costs, expenses and risks related to the Acquired Businesses referable or attributable to the period prior to the closing date shall be for the account of FSI and Flextronics and all revenues, costs, expenses and risks related to the Acquired Businesses referable or attributable to the period after the closing date shall be for the account of Acquiror, provided however, that FSI and Flextronics shall indemnify Acquiror for intellectual property infringement, environmental liabilities, customer warranty or other claims, and employee or contractor claims that arise after the date of the Acquisition but are based on actions occurring prior to such date. In the definitive agreement, Acquiror and FSI and Flextronics will make customary representations and warranties to each other. The aggregate liability of either party (absent fraud or willful misconduct) shall be limited to 7% of the Acquisition Consideration. To secure FSI’s and Flextronics’ indemnification obligations, 3.5% of the Acquisition Consideration, will be withheld until the first anniversary of the Closing. The indemnity shall not apply unless and until the aggregate of damages sought exceeds $50,000 (the “Deductible”), in which event the indemnity shall include all claims for damages, including the amounts comprising the Deductible. Absent fraud or willful misconduct, the FSI and Flextronics representations and warranties and related obligation to indemnify Acquiror shall terminate on the first anniversary of the closing and Acquiror’s representations and warranties shall terminate on the first anniversary of the closing.

d)	Working Capital Adjustment. The definitive agreements shall contain a purchase price adjustment mechanism based on the difference between closing working capital of the Acquired Businesses and the baseline working capital of the Acquired Businesses.

e)	The PIC Earnout. Acquiror will not assume any responsibility relating to the PIC Earnout. Flextronics shall not make any payment of the PIC Earnout until January 2006, and payment shall be made under terms which encourages retention of PIC employees receiving such earnout.

f)	Material Acquisitions and Dispositions. Commencing on the date this letter is signed by both parties, FSI and Flextronics will notify Acquiror of any planned acquisitions or

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dispositions of assets belonging to or used by the Acquired Businesses that are greater than $100,000.

g)	Employee Matters. Acquiror will make employment offers to those employees of the Acquired Businesses (as identified in the list provided to Acquiror in Duncan Robertson’s email of May 11, 2005) that Acquiror wishes to employ following the closing of the Acquisition (the “Offered Employees”). Acceptance of Acquiror’s offers shall not be a contingency to closing. However, FSI and Flextronics agree to provide complete and full cooperation with and support of Acquiror’s efforts to convince the Offered Employees to accepted Acquiror’s offers. By mutual agreement, Flextronics shall either i) give Acquiror a credit of $1,000,000 towards the purchase price at closing for Acquiror’s sole use in establishing a retention bonus plan for key Offered Employees, or ii) provide incentive for key Offered Employees to accept Acquiror’s employment offers and remain employed by Acquiror for a minimum of one year by allowing such key employees a period of one year from closing to exercise their options that are in the money at the date of closing under the stock option plan of Flextronics (or its parent company) provided that such key Offered Employees remain in Acquiror’s employ for such period. FSI and Flextronics agree that neither they nor their parent company(ies) nor any subsidiary of their parent company(ies) or its or their subsidiaries (collectively the “Flextronics International Companies”) shall offer to hire or employ or actually hire or employ any employees of the Acquired Businesses for a period of three years after the date of closing of this Acquisition, unless consent is given by the Acquiror..

All of Acquiror’s offers to the Offered Employees shall be consistent with Acquiror’s then-existing employment practices. Each Offered Employee who is employed by Acquiror following the closing of the Acquisition will become eligible to participate in all Acquiror employee benefit plans, to the extent that such plans exist in the country of employment, upon the same terms and conditions (including plan eligibility requirements) as current Acquiror employees participate in such plans. The effective date for such participation shall be the date of the closing of the Acquisition, unless it is impractical, or not permitted under the applicable plan, for such participation to begin on that date, in which case such participation shall begin as soon after the closing date of the Acquisition as is practicable.

As to the employees of the Acquired Businesses (as identified in the list provided to Acquiror in Duncan Robertson’s email of May 11, 2005) that Acquiror does not make employment offers to (the “Remaining Employees”), Acquiror will (at its sole option) either sever such remaining employees at or after the closing or will reimburse FSI or Flextronics for the Reimbursable Severance Costs incurred by FSI or

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Flextronics in severing such Remaining Employees at closing. The term “Reimbursable Severance Costs” means those cash severance payments actually paid by Flextronics or FSI to the Remaining Employees pursuant to any applicable Flextronics severance plans existing on the date of this letter, but no more than would be paid under the terms of such plans as they were described in Duncan Robertson’s email of May 11, 2005. Acquiror will receive a credit against any Reimbursable Severance Costs in the amount of any accruals or amounts collected or set aside for severance costs relating to any FSI employees identified in the list provided to Acquiror in Duncan Robertson’s email of May 11, 2005 (such as, for example, amounts accrued or set aside for employees in Israel).
Neither FSI nor Flextronics will make any material changes in employment positions, levels or terms, including but not limited to compensation, benefits, bonus programs, or severance plans for any employee of the Acquired Businesses without Acquiror’s written consent.
3. Due Diligence. Until the final Closing Date, Acquiror will be entitled to continue to conduct a thorough due diligence review of FSI including without limitation site visits and interviews for general purposes.
4. Definitive Acquisition Agreements. In addition to the Asset Purchase Agreement, which is expected to contain terms in addition to the terms summarized above, each party (or any of its affiliates) will conclude such other agreements which may be necessary or desirable for the fulfillment of the parties’ intentions as set out herein or otherwise agreed. The Asset Purchase Agreement will be governed by the laws of the State of California.
5. Disclosure. Except as may be required by applicable laws or a national securities exchange, neither party will make any public statements or communications to the public, the press or any third party (other than its officers, employees, accountants, attorneys and agents whose duties require them to have access to such information) regarding the existence or proposed terms of the transaction or this letter without the other party’s prior written consent.
6. Professional Fees; Other Fees. Each party will pay the fees of its own accountants, attorneys, investment advisors and other professionals. Acquiror and FSI or Flextronics will share equally any filing fees required by any governmental authority to effect the transaction (i.e., antitrust filing fees).

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7. Confidentiality. The parties have entered into a confidentiality agreement concerning the protection of the confidential information of the other party received during the negotiations contemplated by this letter, which shall continue in full force and effect.
8. Exclusivity. Neither the Flextronics, FSI, nor its or their shareholders, nor any agent, directly or indirectly, solicit, consider, negotiate or otherwise discuss a possible merger, sale or other disposition of any of the assets of the Acquired Businesses with any other party, without the prior written consent of Acquiror.
9. Preferred Supplier Status. FSI and Flextronics agree, on behalf of themselves and the Flextronics International Companies, that commencing on closing, Acquiror shall be the preferred supplier of peripheral imaging component products, mixed signal ASICs and FPGA conversion products (with respect to FPGA conversion products, unless prohibited by prior contractual arrangement) to the Flextronics International Companies for a period of 5 years and that a preferred supplier agreement consistent with Flextronics’ procurement policies detailing the terms of such preferred supplier arrangement, shall be negotiated and signed by the parties prior to the closing of this Acquisition
If you are in agreement with the terms of this letter, please sign in the space provided below and return a signed copy to me. Within 7 days of receipt of this letter signed by you, Acquiror will pay Flextronics the sum of $5,000,000 as a deposit against the Acquisition Consideration, which sum shall be nonrefundable unless either 1) Flextronics or FSI does not proceed with the Acquisition in a timely manner, or 2) the completion of due diligence by Acquiror demonstrates that FSI or Flextronics made any material misrepresentations as to the Acquired Businesses prior to the date of this letter.

Very truly yours,

By:/s/ CHRISTINE KING
Christine King
President and CEO
Accepted and agreed to
This 13th day of June 2005:
Flextronics International (USA), Inc. and Flextronics Semiconductor, Inc.
By: /s/ ASH BHARDWAJ
Ash Bhardwaj
President, Design & ODM Services